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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                                               Commission File Number  001-14095
                                                                       ---------

                           NOTIFICATION OF LATE FILING

         (Check One):     /X/  Form 10-K     / /  Form 11-K     / /  Form 20-F
/ /  Form 10-Q     / /  Form N-SAR

         For Period Ended:  December 31, 2000
                            ----------------------------------------------------

/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on From 11-K

         For the Transition Period Ended:
                                           -------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                Philips International Realty Corp.
                         -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
                                                417 Fifth Avenue
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City, state and zip code                   New York, New York 10016
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         /X/      (b)      The subject annual report on Form 10-K will be filed
                           on or before the 15th calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, was delayed due to the complexity in closing the books and records relating to the registrant's sale or distribution of certain of its properties in connection with the registrant's plan of liquidation, which consequently requires the filing of this Form 12b-25 to obtain an extension of the filing date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Carl Kraus                            (212) 951-3868
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         (Name)                        (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            Yes /X/     No / /

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            Yes /X/     No / /

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         We anticipate that earnings for the year ended December 31, 2000 will be significantly different from the corresponding preceding period due to the following:

                  On October 10, 2000, the registrant's stockholders approved a plan of liquidation (the "Plan"), which was estimated to generate approximately $18.25 in the aggregate in cash for each share of common stock in two or more liquidating distributions. Pursuant to the Plan, as of December 31, 2000, the registrant distributed its interest in four shopping center properties in Hialeah, Florida and sold its interest in one redevelopment site for a total value of approximately $124 million to certain limited partners of Philips International Realty, L.P. (the "Operating Partnership"), in redemption of their entire interest in the Operating Partnership. In addition, the registrant completed the transfer of its interest in eight properties to Kimco Income REIT for approximately $137 million.

                  Pursuant to the Plan, on December 5, 2000, the registrant's Board of Directors declared an initial liquidating distribution of $13.00 per share which was payable on December 22, 2000.

         Philips International Realty Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  April 2, 2001                By:   /s/ Carl Kraus
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                                          Carl Kraus
                                          Chief Financial Officer